For period ending December 31, 2003				Exhibit 77.M

File number 811-6637


At a Special Meeting of Shareholders convened on October 29, 2003, the shareholders of the UBS Financial Sector Fund Inc. approved an Agreement and Plan of Reorganization between UBS Financial Sector Fund Inc. and
 The UBS Funds on behalf of UBS U.S. Small Cap Growth Fund.
The transaction was consummated on November 7, 2003. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the 485(b) Combined
 Proxy Statement and Prospectus of the UBS Financial Sector Fund Inc.
 and the UBS U.S. Small Cap Growth Fund (a series of The UBS Funds) dated September 17, 2003, filed with the SEC on August 6, 2003
 (Accession Number; 0001137439-03-000095 SEC File No. 333-107708.)